Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities of China Southern Airlines Company Limited.

(a joint stock company incorporated in the People’s Republic of China with limited liability)

(Stock code: 1055)

announcement in relation to acceptance by the csrc of the application MATERIALS for the non-public issuance of H SHARES of the Company

Reference is made to the announcements (the "Announcements") of China Southern Airlines Company Limited (the "Company") dated 26 June 2017 and 19 September 2017 in relation to, among other things, (i) the proposed issue of not more than 1,800,000,000 new A Shares (including 1,800,000,000 A Shares) to not more than 10 specific investors (including CSAHC); and (ii) the proposed issue of not more than 600,925,925 new H Shares (including 600,925,925 H Shares) to Nan Lung (the "Non-public Issuance of H Shares"). Unless otherwise defined, capitalized terms used herein shall have the same meaning as defined in the Announcements.

On 21 November 2017, the Company received the "CSRC's Acceptance Notice of the Application for Administration Permission" (No. 172240) (《中国证监会行政许可受理通知书》172240号) (the "Acceptance Notice") issued by the CSRC. Pursuant to the Acceptance Notice, CSRC considered the application materials for the Non-public Issuance of H Shares had complied with the statutory form in accordance with laws, and it has decided to accept such application for administrative permission for further processing.

The Non-public Issuance of H Shares remains subject to the approval of the CSRC. The Company will disclose the relevant information in a timely manner according to the progress of relevant matters. Investors are advised to pay attention to the investment risks.

Shareholders and potential investors are advised to exercise caution when dealing in the Shares, and are recommended to seek professional advice if they are in any doubt about their position and as to actions that they should take.

By order of the Board
China Southern Airlines Company Limited
Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

22 November 2017

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As at the date of this announcement, the Directors include Wang Chang Shun, Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang and Li Shao Bin as executive Directors; and Ning Xiang Dong, Liu Chang Le, Tan Jin Song, Guo Wei and Jiao Shu Ge as independent non-executive Directors.

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